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Exhibit B

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY

        The management of Fairmont Hotels & Resorts Inc. ("FHR") is responsible for the preparation, presentation, integrity and fairness of the consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all other information in the Annual Report.

        The consolidated financial statements of FHR have been prepared in accordance with Canadian generally accepted accounting principles and the MD&A has been prepared in accordance with the requirements of securities regulators. A detailed reconciliation to U.S. GAAP has been included in note 25 to the consolidated financial statements. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

        The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must interpret regulatory requirements and make determinations as to the relevancy of information to be included. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information since future events and circumstances may not occur as expected.

        In meeting our responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal controls including organizational, procedural and internal accounting controls. To augment this internal control system, FHR maintains a program of internal audits covering significant aspects of the operations. These controls and audits are designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization and relevant and reliable financial information is produced.

        We, as FHR's Chief Executive Officer and Chief Financial Officer, will be certifying FHR's annual disclosure document filed with the United States Securities Exchange Commission as required under the Sarbanes-Oxley Act. The auditors' opinion is based upon an independent and objective examination of FHR's financial results for the year, conducted in accordance with Canadian generally accepted auditing standards. This examination includes obtaining an understanding of FHR's accounting and internal control systems as well as obtaining a sound understanding of its business. The auditors have full and free access to the Board of Directors and its committees to discuss audit, financial reporting and related matters.

        The Board of Directors is responsible for reviewing and approving the financial information contained in the Annual Report, including the MD&A and overseeing management's responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions. The Board carries out this responsibility principally through the Audit Committee, which consists exclusively of non-management directors.

WILLIAM R. FATT Chief Executive Officer	JOHN A. CARNELLA Executive Vice President and Chief Financial Officer
Toronto, Canada February 17, 2006

AUDITORS' REPORT

To the Shareholders of Fairmont Hotels & Resorts Inc.

        We have audited the consolidated balance sheets of Fairmont Hotels & Resorts Inc. as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 17, 2006	Chartered Accountants

COMMENTS BY AUDITORS ON
CANADA - UNITED STATES REPORTING DIFFERENCES

To the Shareholders of Fairmont Hotels & Resorts Inc.

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 17, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada
February 17, 2006	Chartered Accountants

FAIRMONT HOTELS & RESORTS INC

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of U.S. dollars)	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$279.2	$99.1
Accounts receivable (net of allowance for doubtful accounts of $1.8; 2004 — $1.0)	91.7	90.2
Inventory	13.7	15.5
Prepaid expenses and other	14.6	11.2

	399.2	216.0
Investments in partnerships and corporations (note 5)	155.1	160.7
Non-hotel real estate (note 7)	100.2	100.3
Property and equipment (note 8)	1,308.8	1,435.5
Goodwill (notes 4 and 9)	164.8	162.8
Intangible assets (notes 5 and 9)	284.8	245.0
Other assets and deferred charges (note 10)	111.0	82.3

	$2,523.9	$2,402.6

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$156.6	$127.9
Income taxes payable	57.8	31.3
Dividends payable	4.3	4.6
Current portion of long-term debt (note 11)	2.8	4.1

	221.5	167.9
Long-term debt (note 11)	388.4	398.0
Other liabilities (notes 7 and 20)	123.5	95.7
Future income taxes (note 12)	99.5	90.6

	832.9	752.2

SHAREHOLDERS' EQUITY (note 13)
Common shares	1,101.3	1,163.1
Other equity	19.2	19.2
Treasury stock	—	(5.6)
Contributed surplus (note 14)	144.1	142.4
Foreign currency translation adjustments	156.9	142.1
Retained earnings	269.5	189.2

	1,691.0	1,650.4

	$2,523.9	$2,402.6

Commitments, contingencies and guarantees (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

WILLIAM R. FATT Director	ROBERT S. SINGER Director

FAIRMONT HOTELS & RESORTS INC

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31 (in millions of U.S. dollars)	2005	2004	2003
Balance — Beginning of year	$189.2	$78.1	$38.5
Net income	167.5	155.8	50.7

	356.7	233.9	89.2
Repurchase of common shares (note 13)	(78.4)	(36.9)	(5.5)
Dividends	(8.8)	(7.8)	(5.6)

Balance — End of year	$269.5	$189.2	$78.1

The accompanying notes are an integral part of these consolidated financial statements.

FAIRMONT HOTELS & RESORTS INC

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 (in millions of U.S. dollars, except per share amounts)	2005	2004	2003
Revenues
Hotel ownership operations (note 3(d))	$670.2	$654.1	$584.9
Management operations	62.0	46.3	37.6
Real estate activities (note 7)	78.2	31.0	36.3

	810.4	731.4	658.8
Other revenues from managed and franchised properties	47.1	37.3	32.6

	857.5	768.7	691.4

Expenses
Hotel ownership operations (note 3(f))	509.3	474.8	448.8
Management operations	26.3	19.4	15.9
Real estate activities	44.9	25.2	25.8
General and administrative	36.8	29.6	16.5
Other (note 16)	34.1	—	2.1
Amortization	70.5	73.9	67.5

	721.9	622.9	576.6
Other expenses from managed and franchised properties	47.1	38.5	35.1

	769.0	661.4	611.7

Loss from equity investments and other (note 15)	—	(0.2)	(6.9)

Operating income	88.5	107.1	72.8
Interest expense, net (note 17)	22.4	33.1	33.6
Gain on sales of investments and hotel assets (note 6)	(105.8)	(143.7)	—

Income before income tax expense (recovery)	171.9	217.7	39.2

Income tax expense (recovery) (note 12)
Current	(4.2)	54.4	12.8
Future	8.6	7.5	(24.3)

	4.4	61.9	(11.5)

Net income	$167.5	$155.8	$50.7

Weighted average number of common shares outstanding (in millions) (note 18)
Basic	74.3	78.4	79.2
Diluted	82.5	86.4	80.6
Basic earnings per common share	$2.25	$1.99	$0.64
Diluted earnings per common share	$2.16	$1.92	$0.64
Dividends declared per common share	$0.12	$0.10	$0.07

The accompanying notes are an integral part of these consolidated financial statements.

FAIRMONT HOTELS & RESORTS INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (in millions of U.S. dollars)	2005	2004	2003
CASH PROVIDED BY (USED IN)
Operating activities
Net income	$167.5	$155.8	$50.7
Items not affecting cash
Amortization of property and equipment	68.0	70.8	64.8
Amortization of intangible assets	2.5	3.1	2.7
Loss from equity investments	—	0.2	6.9
Future income taxes	8.6	7.5	(24.3)
Unrealized foreign exchange gain	(6.8)	(20.0)	—
Gain on sales of investments and hotel assets	(105.8)	(143.7)	—
Other	23.4	5.9	(11.6)
Distributions from investments	8.1	7.1	6.7
Changes in non-hotel real estate	16.7	1.6	13.3
Changes in non-cash working capital items (note 19)	54.6	(17.9)	(0.3)

	236.8	70.4	108.9

Investing activities
Additions to property and equipment	(71.5)	(74.3)	(87.2)
Proceeds from sale of property and equipment	8.8	—	—
Acquisitions, net of cash acquired (note 4)	—	—	6.0
Investments in partnerships and corporations (note 5)	(11.2)	(34.6)	(1.6)
Sales of investments and hotel assets (note 6)	248.6	442.7	—
Issuance of loans receivable	(33.5)	(7.0)	(31.3)
Collection of loans receivable	—	24.2	7.2
Acquisitions of intangible assets	(32.3)	(3.2)	—

	108.9	347.8	(106.9)

Financing activities
Issuance of long-term debt	179.5	115.9	162.7
Repayment of long-term debt	(200.9)	(380.6)	(423.9)
Net proceeds from issuance of convertible notes	—	—	262.5
Proceeds from exercised stock options	6.6	2.9	1.0
Repurchase of common shares	(141.2)	(84.5)	(16.8)
Dividends	(9.1)	(6.4)	(4.8)

	(165.1)	(352.7)	(19.3)

Effect of foreign exchange rate changes on cash and cash equivalents	(0.5)	1.9	—

Increase (decrease) in cash and cash equivalents	180.1	67.4	(17.3)
Cash and cash equivalents — Beginning of year	99.1	31.7	49.0

Cash and cash equivalents — End of year	$279.2	$99.1	$31.7

The accompanying notes are an integral part of these consolidated financial statements.

FAIRMONT HOTELS & RESORTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

1.    BASIS OF PRESENTATION

        Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for 118 years and currently manages properties, principally under the Fairmont and Delta brands. As at December 31, 2005, FHR managed or franchised 88 luxury and first-class hotels and resorts. FHR owns Fairmont Hotels Inc. ("Fairmont"), which as at December 31, 2005, managed 50 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts as at December 31, 2005. In addition to hotel and resort management, as at December 31, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 21 properties, operating in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The significant differences between Canadian and U.S. GAAP, insofar as they apply to FHR, are described in note 25.

Principles of consolidation

        The Company's consolidated financial statements include the consolidated accounts of FHR and its wholly-owned subsidiaries: FHR Holdings Inc. ("FHRHI"), FHR Real Estate Corporation ("FHRREC"), Fairmont, Delta, FHR Properties Inc. and their respective subsidiaries.

Foreign currency translation

        Foreign currency assets and liabilities of FHR's operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

        The accounts of FHR and its self-sustaining subsidiaries, where the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included in shareholders' equity as foreign currency translation adjustments.

Cash and cash equivalents

        Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

        Inventory is comprised of operating supplies including food and beverage, and is valued at the lower of cost and replacement cost.

Long-term investments

        FHR accounts for its investments in partnerships and corporations, over which the Company has significant influence by using the equity method. Investments in partnerships or corporations over which the Company does not have significant influence are accounted for using the cost method.

Non-hotel real estate

        Non-hotel real estate consists of land held for sale and inventory costs for Fairmont Heritage Place ("FHP"), the Company's vacation ownership product.

        Investments in land held for sale are valued at the lower of cost and net realizable value. Expenditures directly related to non-hotel real estate, such as real estate taxes and capital improvements, are capitalized.

        Inventory costs for FHP include construction costs and ancillary costs related thereto. The Company also capitalizes direct costs attributable to the sale of vacation ownership interests ("VOIs") until revenue recognition commences. If a sales contract is cancelled, unrecoverable direct selling costs are expensed upon cancellation.

Property and equipment

        Property and equipment are recorded at cost. The Company's policy is to capitalize betterments and replacements and interest incurred during the construction period on new facilities and during the period of major renovations to existing facilities. Interest is capitalized, based on the borrowing rate of debt related to the project, or if no specific financing is obtained, the Company's average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

        Amortization is provided on a straight-line basis at rates designed to amortize the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	40 years
Buildings on leased land and leasehold improvements	over the lesser of economic life and the lease term, including options
Furniture, fixtures and equipment	2-25 years

Goodwill and intangible assets

        Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Intangible assets with finite useful lives are costs that have been allocated to management contracts acquired in the acquisitions of Delta and Fairmont, as well as amounts paid to acquire, or allocated to, individual management contracts.

Goodwill and intangible assets with indefinite useful lives

        Goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss, measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, would be expensed in the consolidated statements of income. The impairment test for intangible assets with indefinite useful lives consists of a comparison of the fair value of each intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangible assets with finite useful lives

        Management contracts acquired in a business combination or together with investment interests in companies are recorded at values that represent the estimated present value of net cash flows that, on acquisition, are expected to be received over the estimated lives of the contracts. Other acquired management contracts are recorded at cost. Management contracts are amortized on a straight-line basis, over the weighted average of the fixed, non-cancellable terms and certain renewal periods of the underlying contracts, which range from 20 to 50 years. Management reviews the amortization method and useful life estimates for these intangible assets annually.

Long-lived assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. A two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amounts of long-lived assets exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amounts by which the long-lived assets' carrying amounts exceed their fair values.

        Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are reported separately on the consolidated balance sheet and classified as held for sale. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale.

Impairment of long-term advances

        FHR measures long-term advances for impairment based on the present value of expected future cash flows discounted at the long-term advance's original effective interest rate or the estimated fair value of the collateral. For impaired long-term advances, the Company establishes a specific impairment allowance for the difference between the recorded investment in the long-term advance and the present value of the expected future cash flows or the estimated fair value of the collateral. FHR applies its loan impairment policy individually to all long-term advances in the portfolio and does not aggregate long-term advances for the purpose of applying such policy. For long-term advances that are determined to be impaired, interest income is recognized on a cash basis.

Income taxes

        The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the year in which the change occurs. Valuation allowances are recorded unless it is more likely than not that a future income tax asset will be realized.

Financial instruments

        Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR's policy is to not use derivative financial instruments for trading or speculative purposes.

        Derivative financial instruments periodically qualify as a hedge for accounting purposes. In such cases, at the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to derivative instruments that are no longer deemed to be effective hedging items or do not meet the criteria for hedge accounting in the consolidated statements of income.

        FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

Stock-based compensation

        The Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net earnings and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002, are provided in note 14. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares. Compensation expense is recognized for share appreciation rights ("SARs") for the excess of the market value of a common share over the related option price.

Revenue recognition

        Revenues are derived from hotel operations for owned properties, management and incentive fees, real estate sales and certain other activities from properties managed or franchised by FHR. Hotel ownership operations revenues are generated primarily from room occupancy and food and beverage services. Management fees comprise a base fee, which is a percentage of the hotel's revenues, and incentive fees, which are generally based on hotel profitability. Revenue from real estate activities represents the proceeds from sales of undeveloped lands that the Company is holding for sale and sales of the Company's VOIs. Other revenues from managed properties include reimbursements for direct and indirect costs by the hotel owners for the properties that are managed. These reimbursed expenditures relate primarily to marketing and reservation services performed by the Company under the terms of its hotel management and franchise agreements.

        Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive, and other revenues from managed properties are recognized when performance hurdles have been met, in accordance with the terms specified in the related management agreements. Revenues from the sale of real estate are recognized once title has transferred and collection of proceeds is reasonably assured. Revenues related to the sale of VOIs are recognized when a minimum of 10% of the purchase price of an interest has been received in cash, the period of cancellation with refund has expired, receivables are deemed collectible, and certain minimum sales and construction levels have been attained. Revenue related to projects still under construction are recognized under the percentage-of-completion method. For sales that do not meet these criteria, revenue is deferred.

Use of estimates

        The preparation of financial statements and related disclosures in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated. Estimates are used when accounting for amortization, goodwill and intangible asset impairment assessments, purchase price allocations, income taxes, employee future benefits and contingencies.

Comparative figures

        Certain of prior years' comparative figures have been reclassified to conform with the presentation adopted in 2005.

Changes in accounting policies

Variable interest entities

        Effective January 1, 2005, FHR adopted Accounting Guideline 15 ("AcG-15"), which requires the consolidation of Variable Interest Entities ("VIEs") by the primary beneficiary. A VIE is an entity where:

  a)
  its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met; and

  b)
  it does not meet specified exemption criteria.

        VIEs are subject to consolidation by a company if that company is deemed to be the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both.

        The Company's implementation of this standard identified four variable interests in entities (including Legacy) in the form of either (a) subordinated loans and/or (b) equity investments. The Company determined that FHR was not the primary beneficiary of these entities and therefore the entities were not consolidated. FHR's maximum exposure to loss relating to these entities would be the value of the subordinated loans and/or the equity investment.

        The Company also reviewed its other management and franchise agreements related to hotels that the Company has no other interests in and concluded that such arrangements were not variable interests since FHR is paid at a level that is commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate the arrangements under certain circumstances.

        The Company implemented AcG-15 retroactively without restatement of prior periods. Adoption of this new standard did not have an impact on the Company's financial statements.

Liabilities and equity

        Effective January 1, 2005, FHR adopted the Canadian Institute of Chartered Accountants ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Determining whether an arrangement contains a lease

        In December 2004, the Emerging Issues Committee ("EIC") of the CICA, issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g. an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 for affected transactions commencing or modified after December 9, 2004. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Computation of diluted earnings per share

        The EIC issued Abstract 155, "The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings per Share" ("EIC 155"), in September 2005. This guidance requires the inclusion of contingently convertible debt securities (note 11) with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the if-converted method. The guidance is effective for interim and annual periods beginning on or after October 1, 2005 with retroactive restatement of previously reported earnings per share. FHR has adopted this guidance for December 31, 2005 (note 18) resulting in a decrease to previously reported diluted earnings per share of $0.05 for 2004 (2003 — nil).

Recently issued accounting pronouncements

Financial instruments — recognition and measurement, hedges, comprehensive income and equity

        In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

3.    SEGMENTED INFORMATION

        FHR has four reportable segments in two core business activities: ownership and management operations. The segments are hotel ownership, real estate activities, Fairmont and Delta. Results of operations for individual hotel properties comprise one operating segment. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 21 properties and includes an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of an undeveloped land block in Toronto and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company. The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"). EBITDA includes income from equity investments. Corporate general and administrative expenses, gains on sales of investments and hotel assets, amortization, other expenses, interest expense, net and income taxes are not allocated to the individual segments. Effective in the fourth quarter of 2005, FHR no longer reports its investment in Legacy as a separate reportable segment and has combined this former reportable segment's activities with other equity investments in the hotel ownership segment. Comparative figures have been reclassified to conform to this presentation. All transactions among reporting segments are conducted at fair market value.

        The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	2005
	OWNERSHIP		MANAGEMENT
					General and administrative and other(e)	Inter-segment elimination and other(a)
	Hotel Ownership	Real estate activities	Fairmont	Delta			Total
Operating revenues(d)	$670.2	$78.2	$68.2	$13.9	$—	$(20.1)	$810.4
Other revenues
from managed and franchised properties	—	—	36.1	11.0	—	—	47.1

							857.5

Income (loss) from equity investments and other	—	—	—	—	—	—	—
EBITDA(b)	140.8	33.3	45.9	9.9	34.9	—	264.8
Total assets(c)	1,904.5	104.2	455.8	81.9	—	(22.5)	2,523.9
Capital expenditures	62.6	—	8.9	—	—	—	71.5

	2004
	OWNERSHIP		MANAGEMENT
					General and administrative and other(e)	Inter-segment elimination and other(a)
	Hotel Ownership	Real estate activities	Fairmont	Delta			Total
Operating revenues(d)	$654.1	$31.0	$54.6	$12.8	$—	$(21.1)	$731.4
Other revenues
from managed and franchised properties	—	—	27.7	9.6	—	—	37.3

							768.7

Loss from equity investments and other	(0.2)	—	—	—	—	—	(0.2)
EBITDA(b)	158.0	5.8	40.0	8.0	114.1	(1.2)	324.7
Total assets(c)	1,871.6	100.1	365.9	79.4	—	(14.4)	2,402.6
Capital expenditures	70.1	—	4.2	—	—	—	74.3

	2003
	OWNERSHIP		MANAGEMENT
					General and administrative and other(e)	Inter-segment elimination and other(a)
	Hotel Ownership	Real estate activities	Fairmont	Delta			Total
Operating revenues(d)	$584.9	$36.3	$44.2	$11.7	$—	$(18.3)	$658.8
Other revenues
from managed and franchised properties	—	—	24.4	8.2	—	—	32.6

							691.4

Loss from equity investments and other	(6.9)	—	—	—	—	—	(6.9)
EBITDA(b)	110.9	10.5	31.3	8.7	(18.6)	(2.5)	140.3
Total assets(c)	2,022.4	101.8	350.8	75.8	—	(47.8)	2,503.0
Capital expenditures	84.2	—	3.0	—	—	—	87.2

(a)
Operating revenues include management fees that are charged by Fairmont of $19.6 (2004 — $20.7; 2003 — $18.0) and Delta of $0.5 (2004 — $0.4; 2003 — $0.3) to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of corporate assets and intersegment loans.

(b)
A reconciliation of aggregate EBITDA of the reportable segments to FHR's consolidated net income is as follows:

	2005	2004	2003
EBITDA	$264.8	$324.7	$140.3
Amortization	(70.5)	(73.9)	(67.5)
Interest expense, net	(22.4)	(33.1)	(33.6)
Income tax expense (recovery)	(4.4)	(61.9)	11.5

Net income	$167.5	$155.8	$50.7

(c)
Hotel ownership assets include $154.5 (2004 — $158.3; 2003 — $154.4) of investments accounted for using the equity method.

(d)
A breakdown of the Company's hotel ownership operations revenues is as follows:

	2005	2004	2003
Rooms revenue	$346.4	$356.2	$324.3
Food and beverage revenue	233.5	214.7	182.6
Other	90.3	83.2	78.0

	$670.2	$654.1	$584.9

(e)
General and administrative and other includes general and administrative expenses, other expenses, as well as gain on sales of investments and hotel assets of $105.8 (2004 — $143.7; 2003 — nil).

(f)
Hotel ownership expenses were reduced by business interruption insurance proceeds of $10.8 in 2004 and $9.7 in 2003 relating to the impact Hurricane Fabian had on FHR's two Bermuda hotels.

Geographical information

	Revenues			Property and equipment
	2005	2004	2003	2005	2004
Canada	$402.1	$323.6	$300.1	$567.4	$540.6
United States	236.1	249.6	241.9	382.9	528.7
Bermuda	111.7	98.2	77.8	227.2	231.4
Mexico	88.5	80.8	58.5	100.6	103.4
Other international	19.1	16.5	13.1	30.7	31.4

	$857.5	$768.7	$691.4	$1,308.8	$1,435.5

	Goodwill		Intangible assets
	2005	2004	2005	2004
Canada	$56.6	$54.6	$73.1	$67.9
United States	80.1	80.1	148.8	150.4
Bermuda	16.3	16.3	2.8	2.8
Mexico	11.8	11.8	10.1	5.3
Other international	—	—	50.0	18.6

	$164.8	$162.8	$284.8	$245.0

        Revenues and assets are allocated to countries based upon the hotels' geographic locations. There were no other individual international countries comprising greater than 10% of the total revenues or property and equipment, intangible assets and goodwill of the Company as at December 31, 2005, 2004 or 2003.

4.    ACQUISITIONS

Fairmont Hotels Inc.

        On August 23, 2004, FHR purchased the remaining 16.5% of the outstanding shares of Fairmont from Maritz, Wolff & Co. for $70.0 in cash. FHR now owns 100% of Fairmont. Since 2002, the Company has been consolidating 100% of Fairmont, by previously having recorded an obligation of $69.0 representing the minimum amount the minority shareholder was entitled to receive under a put option. As a result of this transaction, the current portion of long-term debt decreased by $69.0 in 2004. During 2004, FHR increased its previously reported goodwill and future income tax balances by $16.7.

The Fairmont Copley Plaza, Boston

        In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza, Boston from entities controlled by Prince Alwaleed bin Talal bin Abdulaziz Alsaud of Saudi Arabia in exchange for the issuance of one million common shares and cash of $8.3. The total purchase price for 100% of The Fairmont Copley Plaza, Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage of $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003.

        The total cost of the hotel, including the 50% interest already owned, less cash acquired of $14.8, was allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

5.    INVESTMENTS IN PARTNERSHIPS AND CORPORATIONS

	2005	2004
Accounted for using the equity method
Legacy	$66.9	$70.0
Manoir Richelieu Limited Partnership	37.6	34.7
Other	50.0	53.6
Accounted for using the cost method	0.6	2.4

	$155.1	$160.7

        In May 2005, FHR entered into long-term contracts to manage five properties in Kenya. FHR invested $10.0 in connection with the five management contracts. A portion of the investment was funded as a loan and a portion of the investment financed the acquisition of an approximate 15% interest in a corporation owned jointly with Kingdom Hotel Investments and IFA Hotels & Resorts. The corporation holds an ownership interest in five Kenyan properties known as The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club. Based on the relative fair value of the management contracts, and the loan, $3.8 of the $10.0 was allocated to the management contracts. $1.2 was allocated to the loan, which has a face value of $5.0, bears no interest and is payable in 2020. The investment of $5.0 was accounted for using the equity method due to significant influence through contractual arrangements. In November 2005, FHR sold its investment interest in the corporation for $5.0 (note 6).

        In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method due to significant influence obtained through various contractual arrangements. Upon finalization of this agreement, $15.6 was reclassified from "other assets and deferred charges" to "investments in partnerships and corporations." The hotel is being managed by Fairmont under a long-term management contract.

        In 2004, $6.8 was reclassified from "other assets and deferred charges" to "intangible assets" relating to a management contract for the Fairmont Abu Dhabi Resort & Villas, a property being constructed in the United Arab Emirates.

        In December 2004, FHR invested $19.8 in cash for a 25% interest in a partnership with Kingdom Hotel Investments and the Bank of Scotland and a management contract. The partnership, FHR European Ventures LLP, purchased the Monte Carlo Grand Hotel in Monaco in December 2004. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The property is being managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $7.1 of the $19.8 was allocated to intangible assets relating to the management contract.

        In December 2004, FHR invested $10.0 for an approximate 14% equity interest in an entity named Nile City for Hotels and Tourism and a management contract. Nile City for Hotels and Tourism retains the investment in a hotel property that is being constructed in Cairo, Egypt. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $4.7 of the $10.0 was allocated to intangible assets relating to the management contract.

        As at December 31, 2005, FHR had invested $10.0 for a 19.9% interest in the Fairmont Mayakoba, Riviera Maya and a management contract. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $6.5 of the $10.0 was allocated to intangible assets relating to the management contract.

        As at December 31, 2005 and 2004, the Company owned 9,939,143 units of Legacy and all 14,700,000 exchangeable shares of a subsidiary corporation of Legacy, representing a 23.7% ownership interest. The Company accounts for its investment in Legacy under the equity method. The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable by a subsidiary of Legacy as a result of paying these dividends. After a minimum holding period of five years, ending on January 31, 2006, each exchangeable share is redeemable by FHR at the fair market value of a Legacy unit. The redemption shall be satisfied by the delivery of one unit for each share exchanged. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote each under voting certificates at meetings of Legacy unitholders. Based on the December 31, 2005 closing unit price of Legacy, the market value of the Company's investment in units and exchangeable shares was approximately $168 (2004 — $146). The Company does not guarantee any of Legacy's debt.

        The Company holds options to acquire 2,962,224 units of Legacy at an exercise price of Cdn$9.80 per unit. The options are fully vested, exercisable and expire in 2007. There is no asset recorded in the consolidated financial statements with respect to these options.

        The following summarized consolidated financial information of Legacy has been prepared in accordance with Canadian GAAP. The accounts have been translated to U.S. dollars using the exchange rates at December 31.

	2005	2004
Assets
Current assets	$62.0	$73.2
Property and equipment	1,475.2	1,471.4
Other assets	61.5	56.4

	$1,598.7	$1,601.0

Liabilities and equity
Current liabilities	$80.8	$70.1
Long-term debt	858.4	846.8
Other liabilities	53.6	51.6
Non-controlling interest	88.4	91.5
Unitholders' interest	517.5	541.0

	$1,598.7	$1,601.0

        Summarized operating results of Legacy for the years ended December 31 are presented using average exchange rates in effect during the respective year:

	2005	2004	2003
Revenues	$664.8	$579.1	$474.2
Operating expenses	460.7	397.3	336.3
Other expenses	151.0	134.3	98.1
Interest expense, net	71.1	54.6	50.7

	682.8	586.2	485.1

Loss before income taxes and non-controlling interest	(18.0)	(7.1)	(10.9)
Income tax recovery	(2.8)	(5.5)	(5.4)
Non-controlling interest	(2.2)	(0.2)	(0.8)

Net loss	$(13.0)	$(1.4)	$(4.7)

        The carrying value of the Company's investment in Legacy differs from the Company's share of the underlying equity in net assets due to adjustments that are made to conform Legacy's accounting policies with those of the Company and an unamortized gain related to the transfer of properties in previous years between the Company and Legacy.

6.    SALES OF INVESTMENTS AND HOTEL ASSETS

The Fairmont Orchid, Hawaii

        On December 23, 2005, FHR completed the sale of The Fairmont Orchid, Hawaii for gross cash proceeds of $250.0. Working capital adjustments and transaction costs resulted in net cash proceeds of $240.6. The property had a net book value of approximately $141. FHR recognized a gain of $105.8, before income taxes of approximately $44. The proceeds of The Fairmont Orchid, Hawaii sale were paid to a Qualified Intermediary on closing of the sale in anticipation of the Company undertaking a like-kind exchange, as defined for U.S. tax purposes. The required Identification Statement was filed on February 6, 2006. Where identified properties are acquired on a timely basis, the full amount of the cash tax related to the sale will be deferred and will result in a reclassification from income taxes payable to future income taxes. The resort is being managed by Fairmont under a long-term management contract.

Kenya

        On November 16, 2005, FHR finalized the sale of the investment in a corporation that held ownership interests in five Kenyan properties for cash proceeds of $5.0 resulting in no gain or loss on the sale. The properties are being managed by Fairmont under long-term management contracts.

The Fairmont Kea Lani, Maui

        On July 15, 2004, FHR sold The Fairmont Kea Lani, Maui for cash proceeds of $355.4. The mortgage of $120.0 on this property was repaid. FHR recognized a gain of $67.8 on the sale, net of income taxes of $40.9. The resort is being managed by Fairmont under a long-term management contract.

The Fairmont Glitter Bay

        On July 9, 2004, FHR sold The Fairmont Glitter Bay for cash proceeds of $31.7. The mortgage of $5.2 on this property was repaid. FHR recognized a non-taxable gain of $7.5 on the sale.

Legacy Hotels Real Estate Investment Trust

        On September 13, 2004, FHR sold 12,000,000 units of Legacy for $63.0 in cash and recognized a gain of $27.5. The sale did not give rise to any income taxes payable. The sale of these units decreased FHR's equity investment in Legacy to 23.7% from 35.2%.

7.    REAL ESTATE ACTIVITIES

        In 2005, FHR sold two parcels of land in Toronto for proceeds of $42.8, including a vendor take-back mortgage of $5.4 due in 2006. FHR recorded an after tax gain of $17.1 related to these transactions. FHR also sold a parcel of land in Vancouver for net proceeds and an after tax gain of $17.9. These transactions did not give rise to any income taxes payable.

        In 2005, FHR recognized all future cost obligations associated with land held for sale. As a result of this transaction, non-hotel real estate and other liabilities increased by $13.5. As at December 31, 2005, other liabilities included $20.3 relating to future cost obligations.

8.    PROPERTY AND EQUIPMENT

	2005
	Cost	Accumulated amortization	Net
Land and land improvements	$156.0	$(1.1)	$154.9
Buildings and leasehold improvements	568.8	(97.4)	471.4
Buildings on leased land	655.3	(143.1)	512.2
Furniture, fixtures and equipment	389.4	(233.3)	156.1
Construction-in-progress	14.2	—	14.2

	$1,783.7	$(474.9)	$1,308.8

	2004
	Cost	Accumulated amortization	Net
Land and land improvements	$180.2	$(0.9)	$179.3
Buildings and leasehold improvements	702.7	(87.3)	615.4
Buildings on leased land	592.4	(124.6)	467.8
Furniture, fixtures and equipment	357.9	(196.9)	161.0
Construction-in-progress	12.0	—	12.0

	$1,845.2	$(409.7)	$1,435.5

        Interest capitalized as a cost of property and equipment totalled $0.1 in 2005 (2004 — $0.7; 2003 — $0.8).

9.    GOODWILL AND INTANGIBLE ASSETS

Goodwill by reportable segment

	Hotel ownership	Real estate activities	Fairmont	Delta	Total
Balance as at January 1, 2003	$79.3	—	$23.9	$19.8	$123.0
Currency translation	4.7	—	—	4.3	9.0

Balance as at December 31, 2003	84.0	—	23.9	24.1	132.0
Goodwill from business acquisition	10.4	—	16.7	—	27.1
Currency translation	2.0	—	—	1.7	3.7

Balance as at December 31, 2004	96.4	—	40.6	25.8	162.8
Currency translation	1.1	—	—	0.9	2.0

Balance as at December 31, 2005	$97.5	$—	$40.6	$26.7	$164.8

	2005	2004
Intangible assets subject to amortization
Management contracts (note 5)	$153.7	$111.8
Accumulated amortization	(23.1)	(19.3)

	130.6	92.5

Intangible assets not subject to amortization
Brand names	154.2	152.5

	$284.8	$245.0

        In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In 2004, FHR agreed to invest approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at December 31, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 (£16.8) related to a loan receivable.

        In July 2005, FHR invested $3.3 to secure a long-term management contract related to the Fairmont Newport Beach.

        Amortization expense related to intangible assets was $3.6 in 2005 (2004 — $3.1; 2003 — $2.7). Amortization expense relating to the above intangible assets is expected to be $3.7 in each of the fiscal years 2006 through 2010.

10.    OTHER ASSETS AND DEFERRED CHARGES

	2005	2004
Long-term advances	$65.9	$41.1
Pension asset	28.5	23.6
Deferred charges	13.9	15.7
Restricted cash	2.3	—
Other	0.4	1.9

	$111.0	$82.3

        In connection with obtaining The Savoy management contract, FHR loaned $31.5 to the hotel owners as a long-term advance, due in 2015 and bearing interest at 7.75%. Other long-term advances bear interest at rates between three-month LIBOR plus 0.25% and one-month LIBOR plus 4.5%. They mature between February 2008 and November 2009. Approximately $7 of the long-term advances will be forgiven if the Company receives a hotel management contract from the loan holder prior to February 2008. In 2005, the Company recorded a provision of $7.6 related to the impairment of long-term advances. Deferred charges consist primarily of deferred debt issuance costs and deferred development costs associated with potential management contracts. Restricted cash is used for certain capital expenditures.

11.    LONG-TERM DEBT

	2005	2004
3.75% convertible senior notes(1)	$258.4	$254.7
Revolving credit facility, due March 2007(2)	10.3	33.1
Floating-rate mortgage, due March 2007(3)	—	63.9
8.84% mortgage, due August 2016(4)	47.5	50.4
Floating-rate mortgage, due January 2009(5)	75.0	—

	391.2	402.1
Less: Current portion of long-term debt	2.8	4.1

	$388.4	$398.0

(1)
In 2003, FHR issued $270.0 of convertible senior notes ("Convertible Notes"). The net proceeds of the issuance, after deducting offering expenses and underwriters' commission were $262.5. The Convertible Notes were allocated between debt and equity elements and classified separately in the consolidated balance sheets. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. Upon issuance, $250.8 was recorded as long-term debt with the balance recorded in other equity (note 13). The long-term debt amount will increase to the face value of the debt over a five-year period. The Convertible Notes mature on December 1, 2023 and bear interest of 3.75% per annum. Interest on the Convertible Notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the Convertible Notes in exchange for cash any time after January 20, 2009 for a price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Holders may put the Convertible Notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Upon occurrence of certain prescribed conditions, holders of the Convertible Notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share. The conversion price is subject to adjustment under certain circumstances. The Convertible Notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR. As required under the terms and conditions of the Convertible Notes, the debt and the common shares issuable upon conversion of the Convertible Notes were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

(2)
The interest rate is floating and is calculated based on bankers' acceptance, LIBOR or prime rate, plus a spread. The weighted average interest rate as at December 31, 2005 was 5.2%. This facility is unsecured, and contains financial covenants with respect to debt levels and interest coverage. As at December 31, 2005, this balance included $12.1 of debt denominated in Canadian dollars.

(3)
This mortgage was fully repaid on December 29, 2005.

(4)
The 8.84% mortgage is secured by substantially all property and equipment and assignment of rents of The Fairmont Scottsdale Princess and is non-recourse to FHR.

(5)
The interest rate is floating and is based on LIBOR plus 1.95%. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.5% until January 1, 2009. The term of the mortgage is extendible up to two years subject to meeting certain conditions. The mortgage is secured by a second charge against The Fairmont Scottsdale Princess and is non-recourse to FHR.

  The principal repayments pursuant to the loan agreements are as follows:

2006	$2.8
2007	13.1
2008	3.4
2009	337.1
2010	4.0
Thereafter	30.8

$391.2

12.    INCOME TAXES

        The provision for (recovery of) income taxes is as follows:

	2005	2004	2003
Pre-tax income
Canada	$43.3	$32.1	$14.4
Foreign	128.6	185.6	24.8

	171.9	217.7	39.2

Current income tax expense (recovery)
Canada	(57.3)	2.3	5.0
Foreign	53.1	52.1	7.8

	(4.2)	54.4	12.8

Future income tax expense (recovery)
Canada	8.3	0.3	(25.9)
Foreign	0.3	7.2	1.6

	8.6	7.5	(24.3)

	$4.4	$61.9	$(11.5)

        The Company's effective income tax expense and the provision (recovery) reconciled to the statutory tax rate is as follows:

	2005	2004	2003
Provision (recovery) at Canadian statutory rates	$61.9	$80.5	$14.5
Foreign tax rate differentials	4.4	(3.0)	(3.8)
Large corporations tax	1.3	1.4	1.6
Reduction in tax rates	—	(1.9)	0.4
Non-taxable income(1)	(15.5)	(19.8)	(1.5)
Other, including tax reassessments and provisions(2)	(47.7)	4.7	(22.7)

Income tax expense (recovery)	$4.4	$61.9	$(11.5)

(1)
Non-taxable income in 2005 and 2004 includes the effect from the sale of excess land and utilization of losses not previously benefited. Non-taxable income in 2004 includes the effect from the sale of Legacy units (note 6) and the sale of the Fairmont Glitter Bay (note 6).

(2)
A $41.6 recovery of current income taxes was recorded in 2005 as a result of a favorable income tax reassessment. A $24.4 recovery of future income taxes was recorded in 2003 as a result of a favorable income tax reassessment.

Temporary differences

        The net future income tax liability in the consolidated balance sheets is comprised of the following:

	2005	2004
Future income tax liabilities
Amortizable property and intangibles	$216.0	$148.5
Other	—	45.8
Future income tax assets
Tax loss carry-forwards	(103.9)	(103.7)
Other	(12.6)	—

Future income tax liability	$99.5	$90.6

        As at December 31, 2005, the Company had the following income tax loss carry-forwards available to reduce future taxable income and capital gains:

	Amount	Future income tax assets	Valuation allowance	Net future income tax assets
Non-capital losses
Canada	$252.4	$89.2	$(5.5)	$83.7
United States	—	—	—	—
Other	2.7	0.8	—	0.8

	255.1	90.0	(5.5)	84.5

Capital losses
Canada	$346.8	$62.4	$(43.0)	$19.4

        The Company has non-capital losses expiring in the following years:

2006	$—
2007	21.9
2008	94.9
2009	14.2
2010	17.8
Thereafter	106.3

$255.1

13.    SHAREHOLDERS' EQUITY

        The Company's articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares. No preferred shares have been issued.

Common shares

	2005		2004		2003
	Number of shares (millions)	Amount	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Balance — January 1	76.4	$1,163.1	79.1	$1,202.2	78.8	$1,191.5
Issued under stock option plans	0.3	6.6	0.2	2.9	—	1.0
Issued for purchase of
The Fairmont Copley Plaza Boston (note 4)	—	—	—	—	1.0	21.0
Share repurchase plans	(4.5)	(68.4)	(2.9)	(42.0)	(0.7)	(11.3)

Balance — December 31	72.2	$1,101.3	76.4	$1,163.1	79.1	$1,202.2

        Under a normal course issuer bid, the Company may repurchase for cancellation up to 7.2 million, or approximately 10%, of its outstanding common shares. The amounts and timing of repurchases are at the Company's discretion and, under the current program, can be made until October 30, 2006 at prevailing market prices on the Toronto and New York stock exchanges. The cost of the share repurchases has been accounted for as follows:

	2005	2004	2003
Common shares	$65.8	$42.0	$11.3
Treasury stock	—	5.6	—
Retained earnings	75.4	36.9	5.5

	$141.2	$84.5	$16.8

        As at December 31, 2004, 166,100 shares were classified as treasury stock, as they were repurchased prior to December 31, 2004 and cancelled in January 2005. In 2005, $2.6 was reclassified to common shares and $3.0 to retained earnings relating to the $5.6 of treasury stock outstanding at December 31, 2004.

Other equity

        Upon the occurrence of certain events, holders of the Convertible Notes (note 11) will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share.

        The Convertible Notes have been allocated between debt and equity elements and are classified separately on the consolidated balance sheets. Upon issuance, $19.2 was recorded as other equity and $250.8 was recorded as long-term debt.

Foreign currency translation adjustments

	2005	2004
Balance — January 1	$142.1	$104.1
Effect of exchange rate changes on non-U.S. dollar denominated net assets	14.8	38.0

Balance — December 31	$156.9	$142.1

14.    STOCK-BASED COMPENSATION

        The Company has a Key Employee Stock Option Plan ("KESOP"), whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. All options issued to date vest over a four-year period. Some options vest at a rate of 20% at the end of each of the first three years and the remaining 40% vesting after four years and others vest at a rate of 50% at the end of the third year and the remaining 50% vesting after four years. Options expire ten years after the grant date. In the event of a change in control of the Company, all outstanding options are immediately exercisable.

        Simultaneously with the grant of an option, the Company may also grant SARs at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than ten years after the grant date. The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

        As a result of an agreement between FHR and the companies that were distributed pursuant to the Company's 2001 reorganization, the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees is recognized as an expense by FHR.

        The Company also has a Directors' Stock Option Plan ("DSOP") under which non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of a common share at the grant date. Options are immediately exercisable and expire ten years after the grant date. Previously, each non-employee director received an initial grant of 8,000 options and received an additional 4,000 options on an annual basis. No options were granted under this plan in 2005 (2004 — nil; 2003 — 40,000).

        As at December 31, 2005, 1.8 million options were available for future grants under the KESOP out of the 5.2 million options currently authorized, and 472,000 options were available for future grants under the DSOP out of the 556,000 options currently authorized.

        Details of the stock options outstanding are as follows:

	Number of options (thousands)	Weighted average exercise price Cdn$
Outstanding as at December 31, 2002	3,587	$26.26
Granted	107	32.34
Exercised	(74)	18.08
Cancelled	(32)	24.44

Outstanding as at December 31, 2003	3,588	26.63
Granted	10	33.68
Exercised	(150)	24.01
Cancelled	(34)	29.28

Outstanding as at December 31, 2004	3,414	26.74
Granted	320	39.68
Exercised	(320)	24.75
Cancelled	(58)	32.13

Outstanding as at December 31, 2005	3,356	$28.07

Exercisable as at December 31, 2003	1,523	24.98
December 31, 2004	2,161	25.92
December 31, 2005	2,918	26.49

        Details as at December 31, 2005, of the stock options outstanding are as follows:

Range of Exercise prices Cdn$	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Number exercisable (thousands)	Weighted average exercise price Cdn$
$14.84 to $20.09	274	3.2	$15.80	274	$15.80
$26.25 to $38.68	2,904	6.1	28.38	2,616	27.39
$40.40 to $49.30	178	8.6	41.86	28	46.76

	3,356	6.0	$28.07	2,918	$26.49

        During 2005, ($0.8) (2004 — $2.6; 2003 — $(0.3)) was expensed (recovered) for outstanding SARs, and $0.8 (2004 — $0.1; 2003 — $0.4) was expensed relating to the issuance of options. Contributed surplus increased by $1.7 (2004 — $0.1; 2003 — $0.4) relating to stock option expense.

        Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted on or after January 1, 2002 and before January 1, 2003, net income and basic and diluted earnings per share would have been:

	2005	2004	2003
Reported net income	$167.5	$155.8	$50.7
Net income assuming fair value method used	167.1	155.4	50.1
Assuming fair value method used
Basic earnings per share	$2.25	$1.98	$0.64
Diluted earnings per share	$2.15	$1.88	$0.63

        The weighted average fair value of options granted during 2005 was Cdn$10.84 per option (2004 — Cdn$7.52; 2003 — Cdn$10.12). The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield	0.2%	0.2%	0.3%
Expected volatility	28%	26%	36%
Risk-free interest rate	3.7%	3.1%	4.2%
Expected option life in years	4.0	3.3	3.6

15.    LOSS FROM EQUITY INVESTMENTS AND OTHER

	2005	2004	2003
Loss from equity investments	$(2.5)	$(2.7)	$(9.7)
Amortization of deferred gain on sale of property and equipment to Legacy	2.2	2.5	2.8
Other	0.3	—	—

	$—	$(0.2)	$(6.9)

16.    OTHER

	2005	2004	2003
Provision relating to legal obligations	$11.2	$—	$—
Expenses relating to take over bid	10.7	—	—
Impairment of long-term advances	7.6	—	—
Corporate and other reorganization expenses	1.2	—	—
Other	3.4	—	—
Foreign currency exchange loss	—	—	2.1

	$34.1	$—	$2.1

        In 2005, the Company recorded a provision of $11.2 related to outstanding legal obligations associated with a predecessor company of Fairmont.

        In December 2005, the Company's Board of Directors formed a Special Committee to review a number of shareholder value-creating strategic options in response to a take over bid. In connection with the evaluation of alternatives, FHR incurred an expense of $10.7 relating to financial and legal advisory fees for services rendered to assist the Special Committee and Board of Directors.

        In 2005, the Company recorded a provision of $7.6 related to the impairment of long-term advances receivable.

        In November 2005, FHR initiated a restructuring plan. In connection with this plan, the Company incurred $3.3 of severance costs and $1.2 of lease termination costs of which $0.9 has been recorded as an accrued liability as at December 31, 2005. Approximately $0.8 of the accrued liability relates to severance costs. No additional costs are expected from this plan. Of the $3.3 of severance costs, $2.5 were expensed to hotel ownership and $0.8 were expensed to management operations and general and administrative. Lease termination costs of $1.2 were expensed to other.

        During 2005, the Company undertook certain development activities related to a major portfolio acquisition, which the Company did not complete. A total of $3.4 was expensed relating to transaction costs.

        Total foreign currency (gains) losses included in net income were $(0.4) in 2005 (2004 — $1.9; 2003 — $4.5).

17.    INTEREST EXPENSE, NET

	2005	2004	2003
Long-term debt	$25.7	$32.4	$22.1
Short-term debt	2.7	4.5	16.0

	28.4	36.9	38.1
Less
Interest income	5.9	3.1	3.7
Interest capitalized	0.1	0.7	0.8

	$22.4	$33.1	$33.6

18.    EARNINGS PER COMMON SHARE

        Basic net earnings per common share is determined by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflects the potential dilutive effect of stock options granted under the Company's option plans, as determined under the treasury stock method and the contingently convertible notes (note 11), as determined under the if-converted method.

	2005	2004	2003
		(Restated — note 2)	(Restated — note 2)
Weighted average number of common shares outstanding — basic	74.3	78.4	79.2
Dilutive effect of stock options	1.0	0.8	0.8
Dilutive effect of convertible notes	7.2	7.2	0.6

Weighted average number of common shares outstanding — diluted	82.5	86.4	80.6

Net income, as reported	$167.5	$155.8	$50.7
Interest expense adjustment	10.4	10.3	0.9

Adjusted net earnings	$177.9	$166.1	$51.6

Diluted net earnings per common share	$2.16	$1.92	$0.64

19.    SUPPLEMENTAL CASH FLOW DISCLOSURE

a)
Changes in non-cash working capital items related to operations:

	2005	2004	2003
Decrease (increase) in current assets
Accounts receivable	$1.6	$(22.7)	$4.3
Inventory	1.4	(1.2)	—
Prepaid expenses and other	(3.4)	3.7	3.9
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	29.3	1.0	(8.9)
Income taxes payable	25.7	1.3	0.4

Decrease (increase) in non-cash working capital balances related to operations	$54.6	$(17.9)	$(0.3)

b)
Cash payments made during the year on account of:

	2005	2004	2003
Interest paid	$29.1	$39.2	$36.2
Income taxes paid	22.8	54.4	17.8

c)
Non-cash investing and financing activities:

	2005	2004	2003
Issuance of common shares on acquisitions	$—	$—	$21.0

20.    EMPLOYEE FUTURE BENEFITS

        The Company has defined benefit pension plans and other post-retirement plans, primarily life insurance and health care coverage, for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. The costs of these benefit plans are actuarially determined using the projected benefit method pro-rated based on the employees' terms of service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

        Market-related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments of a similar term.

        For defined benefit pension plans, transitional assets and past service cost due to changes in plan provisions are amortized on a straight-line basis over the expected average remaining service life of employees covered by the various plans. Each year, the portion of net actuarial gains and losses in excess of 10% of the greater of the plan obligation and the fair value of plan assets is amortized on a straight-line basis over the expected average remaining service life of the employees covered by the plan. However, actuarial gains and losses are taken into income immediately for FHR's two unfunded supplemental defined benefit plans. For defined contribution plans, pension costs equal the Company's share of the contributions allocated to the employees.

        The notes have been adjusted to include the assets and benefit obligation related to a pension plan in the United Kingdom for which the Company is the sponsor.

        The Company uses a measurement date of December 31 for all of its pension and other post-retirement benefits.

Benefit obligations

	2005		2004		2003
Change in benefit obligation
	Pension	Other	Pension	Other	Pension	Other
Benefit obligation — January 1	$197.0	$2.9	$183.3	$2.3	$144.9	$—
Service cost	3.3	0.1	2.8	0.1	2.2	0.1
Interest cost	10.5	0.2	10.8	0.1	9.6	0.1
Plan participants' contributions	0.3	—	0.2	—	0.2	—
Special termination benefits	5.6	—	—	—	—	—
Settlement	(3.3)	—	(2.6)	—	—	—
Plan amendments	0.8	—	3.6	—	1.4	—
Curtailment	(2.0)	—	(0.8)	—	—	—
Actuarial loss (gain)	20.8	0.4	(4.3)	0.3	4.9	0.2
Benefits paid	(18.9)	(0.2)	(10.4)	(0.1)	(9.8)	(0.1)
Other	—	—	2.5	—	5.7	1.9
Foreign currency exchange rate changes	(3.3)	0.1	11.9	0.2	24.2	0.1

Benefit obligation — December 31	$210.8	$3.5	$197.0	$2.9	$183.3	$2.3

        The weighted average assumptions used to determine end of year benefit obligations are as follows:

	2005		2004		2003
	Pension	Other	Pension	Other	Pension	Other
Discount rate	5.0%	5.0%	5.7%	5.8%	6.0%	6.0%
Rate of compensation increase	3.9%	N/A	3.7%	N/A	3.5%	N/A

        A 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 10% for 2004. The rate is then assumed to decrease by 1% annually to 5% by 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend would have the following effect for 2005:

	1% increase	1% decrease
Effect on post-retirement benefit obligation	$0.1	$(0.1)
Effect on total service and interest cost	—	—

Plan assets

	2005		2004		2003
Change in plan assets
	Pension	Other	Pension	Other	Pension	Other
Fair value — January 1	$160.4	$—	$142.4	$—	$120.0	$—
Actual return on plan assets	17.5	—	17.5	—	11.7	—
Employer contributions	12.0	0.2	2.8	0.1	2.7	0.1
Plan participants' contributions	0.3	—	0.2	—	0.2	—
Settlement	—	—	(0.9)	—	—	—
Benefits paid	(18.9)	(0.2)	(10.4)	(0.1)	(9.8)	(0.1)
Transfer to defined contribution plan	(4.4)	—	(3.7)	—	(3.5)	—
Other	(0.9)	—	2.4	—	0.9	—
Foreign currency exchange rate changes	(2.3)	—	10.1	—	20.2	—

Fair value — December 31	$163.7	$—	$160.4	$—	$142.4	$—

        The asset allocation of the Company's pension plan assets is as follows:

	Target allocation	Percentage of plan assets as at December 31
Asset category	2006	2005	2004
Cash	0 - 10%	0%	0%
Debt securities	30 - 40%	49%	49%
Equity securities	50 - 60%	51%	51%

        The Company's investment strategy is to maximize return at an appropriate level of risk in order to minimize its long-term cash contributions and pension expenses. The expected rate of return on pension plan assets was determined by using long-term historic rates of returns for equities, bonds and cash weighted according to the Company's current investment allocation policies.

Funded status

        The funded status, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	2005		2004
	Pension	Other	Pension	Other
Fair value of plan assets	$163.7	$—	$160.4	$—
Benefit obligation	(210.8)	(3.5)	(197.0)	(2.9)

Funded status	(47.1)	(3.5)	(36.6)	(2.9)
Unrecognized net actuarial loss	50.5	1.0	42.8	0.5
Unrecognized prior service cost	2.8	—	6.7	—
Unrecognized net transitional asset	(21.8)	1.4	(25.3)	1.5
Valuation allowance	—	—	(1.8)	—

Accrued benefit liability	$(15.6)	$(1.1)	$(14.2)	$(0.9)

        Amounts recognized in the accompanying consolidated balance sheets:

	2005		2004
	Pension	Other	Pension	Other
Other assets and deferred charges	$28.5	$—	$23.6	$—
Other liabilities	(44.1)	(1.1)	(37.8)	(0.9)

	$(15.6)	$(1.1)	$(14.2)	$(0.9)

        Included in the above accrued benefit obligation and fair value of plan assets as at December 31 are the following amounts in respect of plans that are not fully funded:

	2005		2004
	Pension	Other	Pension	Other
Fair value of plan assets	$85.2	$—	$82.0	$—
Accrued benefit obligation	(160.5)	3.5	(151.1)	2.9

Underfunded balance	$(75.3)	$3.5	$(69.1)	$2.9

        As at December 31, 2005, the Company had issued letters of credit of $55.6 (2004 — $57.6) representing financial guarantees on certain of the above unfunded pension liabilities.

Funding requirements

        Employer contributions in 2005 were $12.0 (2004 — $2.7) in respect of defined benefit pensions and $0.1(2004 — $0.1) in respect of other benefits.

        The date of the most recent funding valuation for the plurality of FHR's registered plan obligations is January 1, 2004. The next funding valuation for the plurality of the registered plan obligations will be as of January 1, 2007.

        The Company expects to contribute approximately $4.2 in respect of defined benefit pensions and $0.2 in respect of other benefits in the next fiscal year based on management's best estimate. Projected benefit payments for the next five years are as follows:

	Pension	Other
2006	$11.0	$0.2
2007	21.7	0.2
2008	11.5	0.2
2009	11.8	0.2
2010	12.2	0.2

	$68.2	$1.0

Pension expense (income)

        Components of the Company's net pension expense (income) related to the defined benefit pension plans are as follows:

	2005	2004	2003
Service cost	$3.3	$2.8	$2.2
Interest on liabilities	10.5	10.8	9.6
Actual return on plan assets	(17.5)	(17.5)	(11.7)
Acturial losses (gains)	20.8	(4.3)	4.9
Past service cost	0.8	3.3	1.4
Curtailment/settlement	0.8	0.1	—
Special termination benefits	5.6	—	—
Difference between actual and expected return	7.4	6.3	1.3
Difference between actual and recognized actuarial losses (gains) in year	(17.6)	8.1	(2.4
Difference between actual and recognized past service costs in year	0.2	(2.7)	(0.9)
Amortization of net transition obligation (assets)	(4.8)	(4.6)	(4.1)
Amortization of net losses (gains)	—	—	1.8
Decrease in vaulation allowance	(0.1)	(2.0)	(1.9)
Other adjustments	—	(0.7)	4.4

	$9.4	$(0.4)	$4.6

Weighted average assumptions
Discount rate	5.0%	5.7%	6.5%
Expected return on plan assets	6.5%	7.0%	7.5%
Rate of compensation increase	3.9%	3.7%	3.5%

        Components of the Company's net periodic benefit costs related to other post-retirement benefits are as follows:

	2005	2004	2003
Service cost	$0.1	$0.1	$0.1
Interest cost	0.2	0.1	0.1
Amortization	0.1	0.1	0.1
Other	—	—	0.4

	$0.4	$0.3	$0.7

Weighted average assumptions
Discount rate	5.0%	5.8%	6.5%
Health care and other benefits cost trend rates (ultimate)	5.0%	5.0%	5.0%

        The Company also has a defined benefit plan for certain retirees that is not included in the above tables. This plan relates to former employees and retirees of the Company and predecessor companies that were spun off in 2001. The plan is in the process of being separated into two plans, one of which will be sponsored by a third party. Once this separation occurs, it is the Company's intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract. The estimated fair value of plan assets is approximately $120 (2004 — $112) and the projected benefit obligation related to the Company's portion of this plan is approximately $120 (2004 — $107) as at December 31, 2005. There were no service costs associated with the Company's portion of the plan in 2004 or 2005. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2005, 2004 and 2003, the service costs of the Company's portion of this plan were nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation.

        FHR also has defined contribution pension plans. The net expense for such plans, which equals the Company's required contribution, was $3.1, $3.3, and $2.8 in 2005, 2004 and 2003, respectively.

21.    COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

        In 2004, FHR entered into an agreement associated with The Savoy in London, England to invest approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at December 31, 2005, FHR had funded $54.3 of the total commitment.

        As at December 31, 2005, contractual commitments in respect of capital expenditures for wholly-owned or leased hotels totalled approximately $10.6.

        The Company leases certain land, buildings and equipment under operating leases. Land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue.

        Minimum rentals for operating leases, which expire on various dates, are as follows:

2006	$15.4
2007	15.2
2008	15.0
2009	10.9
2010	4.5
Thereafter	470.5

$531.5

        Rent expense under operating leases amounted to $13.8 in 2005 (2004 — $12.7; 2003 — $11.7).

        As at December 31, 2005, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and with various maturities, amounted to approximately $308 on which interest rates vary with bank prime or money market rates. As at December 31, 2005, the Company had issued and undrawn letters of credit of $85.5.

Contingencies

        FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and actions arising out of the normal course of business as a hotel operator. The Company has provided for certain claims and, based on information presently available, management believes that the existing accruals are sufficient. Recoveries expected to be received for insured claims are included in accounts receivable. Any additional liability that may result from these matters and any additional liabilities that may result in connection with other claims are not expected to have a material adverse effect on FHR's financial position or results from operations.

Guarantees

        Significant guarantees that have been provided to third parties include the following:

Debt guarantees

        FHR has provided guarantees totalling $7.5 related to debts incurred by two of the hotels in which FHR holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The terms of these guarantees are equal to the terms of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amounts have been recorded in the consolidated financial statements for amounts that may be potentially owed under these guarantees.

Business dispositions

        In the sale of all or a part of a business, FHR may agree to indemnify against claims related to the period the business was owned by FHR, in the areas of tax and environmental matters. The terms of such indemnification agreements are subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counterparties.

        FHR has accruals in its consolidated financial statements of approximately $28 related to potential claims under the indemnifications made.

Director and officer indemnification agreements

        FHR has entered into indemnification agreements with its current and former Directors and Officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the Directors and Officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims are subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. FHR has purchased directors' and officers' liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

        In the normal course of operations, FHR may provide indemnifications, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of a transaction. The terms of these indemnification agreements will vary based on the contracts. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

22.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

        Financial instruments for which the Company's carrying amounts differ from fair values are summarized in the following table:

	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$391.2	$452.2	$402.1	$440.1
Long-term advances receivable	65.9	67.7	41.1	41.1

        The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgement is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what FHR could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

  •
  Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.

  •
  The fair value of long-term debt relating to mortgages is estimated based on the most favourable rates currently available to the Company for long-term borrowing with similar terms and conditions to those borrowings in place as at the consolidated balance sheet dates. The fair value of long-term debt relating to the Convertible Notes is based on their quoted market value as at the consolidated balance sheet dates.

  •
  The fair value of long-term advances is estimated based on the most favourable rates currently available to the Company for long-term advances with similar terms and conditions to those advances in place as at the consolidated balance sheet dates.

  •
  Forward foreign exchange contracts have been fair valued using the year-end foreign exchange rate, due to the relatively short period until settlement.

Foreign currency risk management

        The Company enters into forward foreign exchange contracts to partially offset the potential of volatility of foreign exchange rates on assets and liabilities that are denominated in a currency that is different than the functional currency of the entity. As at December 31, 2005, the aggregate fair value of the outstanding forward contracts was an asset of $3.2 (2004 — liability of $2.8). The notional amount of the foreign exchange contracts relating to liabilities was $259.0 and the notional amount of foreign exchange contracts relating to assets was $32.6 (£18.1).

Interest rate risk management

        The Company enters into interest rate cap contracts to partially manage interest rate risk. As at December 31, 2005, FHR held an interest rate contract to cap LIBOR at 7.5% until January 1, 2009, on the $75.0 mortgage secured by The Fairmont Scottsdale Princess. As at December 31, 2005, the fair market value of the interest rate contract was nominal.

Credit risk management

        Credit risk relates to cash and cash equivalents, account receivable and long-term advances and results from the possibility that a counterparty defaults on its contractual obligation to the Company. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counterparties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

23.    RELATED PARTY TRANSACTIONS

        In connection with Legacy's acquisitions of The Fairmont Olympic Hotel, Seattle in 2003 and The Fairmont Washington, D.C. in 2002, FHR entered into reciprocal loan agreements with Legacy totalling $86.6. The loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the consolidated financial statements.

        Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition advisory fee from Legacy of $0.7. This amount was included in revenues from management operations in 2003.

        FHR had a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle amounting to approximately $10.9 that was fully paid in 2004. In addition, as at December 31, 2003, FHR had a receivable from Legacy of $8.7, which was classified as a loan receivable. This loan was repaid in 2004.

        In the ordinary course of business, FHR derives management fees and other revenues from certain of its investees that are subject to significant influence. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided. Such transactions with related parties for the years ended December 31 are summarized as follows:

	2005	2004	2003
Revenues	$59.6	$46.2	$38.7
Accounts receivable as at December 31	6.3	3.0	2.6

24.    SUBSEQUENT EVENTS

        On January 30, 2006 FHR announced that it has entered into and Acquisition Agreement whereby Kingdom Hotels International and Colony Capital will acquire all of FHR's outstanding common shares at a price of $45.00 per share. The Board of Directors has agreed to recommend to the shareholders that they vote in favor of the transaction. The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66 2/3% of the votes to be cast by FHR shareholders at a meeting of shareholders anticipated to take place in April. The proposed transaction is expected to close in the second quarter of 2006 after receipt of shareholder and court approvals. As a result of this transaction, FHR will incur additional costs of up to $25 relating to financial and legal advisory fees for services rendered.

25.    UNITED STATES ACCOUNTING POLICIES AND REPORTING

Canadian and United States generally accepted accounting principles

        The consolidated financial statements of FHR have been prepared in accordance with Canadian GAAP. The material differences affecting the Company between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company's consolidated financial statements.

        The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

	2005	2004	2003
Net income — Canadian GAAP	$167.5	$155.8	$50.7
Increased (decreased) by
Pension(1)	(2.4)	(2.4)	(1.4)
Post-employment benefits(2)	—	—	(0.7)
Stock-based compensation(3)	0.8	(0.3)	1.4
Convertible senior notes(4)	3.7	3.6	0.3
Variable interest entities(5)	—	—	(1.3)

	169.6	156.7	49.0
Future income taxes on above items	(0.5)	(0.5)	1.2

Net income — U.S. GAAP	$169.1	$156.2	$50.2

Condensed consolidated statements of income(5)

	2005	2004	2003
Revenues
Hotel ownership operations	$670.2	$1,046.0	$584.9
Management operations	62.0	29.9	37.6
Real estate activities	78.2	31.0	33.9

	810.4	1,106.9	656.4
Other revenues from managed and franchised properties	47.1	30.5	32.6

	857.5	1,137.4	689.0

Expenses(1)(2)(3)
Hotel ownership operations	509.3	779.3	448.7
Management operations	26.3	19.4	15.9
Real estate activities	44.9	25.2	24.7
General and administrative	38.4	32.3	17.3
Other	34.1	—	2.1
Depreciation and amortization	70.5	110.2	67.5

	723.5	966.4	576.2
Other expenses from managed and franchised properties	47.1	31.7	35.1

	770.6	998.1	611.3

Loss from equity investments	—	(0.6)	(6.9)

Operating income	86.9	138.7	70.8
Interest expense, net(4)	18.7	72.6	33.3
Gain on sales of investments and hotel assets	(105.8)	(143.7)	—

Income before income tax expense (recovery) and non-controlling interest	174.0	209.8	37.5
Income tax expense (recovery)	4.9	57.1	(12.7)
Non-controlling interest	—	(3.5)	—

Net income	$169.1	$156.2	$50.2

Basic earnings per common share	$2.28	$1.99	$0.63
Diluted earnings per common share(8)	$2.13	$1.89	$0.63
Comprehensive income in accordance with U.S. GAAP(6)
Net income under U.S. GAAP	$169.1	$156.2	$50.2
Other comprehensive income (loss)
Foreign currency translation adjustments	14.8	38.0	76.7
Minimum pension liability adjustment	(21.9)	(6.8)	(4.4)
Deferred income taxes	8.8	2.7	1.6

Comprehensive income	$170.8	$190.1	$124.1

Condensed consolidated balance sheets(5)

        The following shows the increases (decreases) to account balances, had the consolidated balance sheets been prepared under U.S. GAAP:

	2005	2004
Assets
Intangible assets(2)	$(5.8)	$(4.8)
Other assets and deferred charges(1)(2)(7)	76.7	78.9

	$70.9	$74.1

Liabilities and shareholders' equity
Other liabilities(1)(2)	$29.0	$7.8
Long-term debt(4)(7)	98.2	101.9
Deferred income taxes	(8.5)	(0.3)
Shareholders' equity
Contributed surplus(3)	1.4	2.2
Other equity(4)	(19.2)	(19.2)
Foreign currency translation adjustments	(156.9)	(142.1)
Retained earnings	(7.1)	(8.5)
Accumulated other comprehensive income(6)	134.0	132.3

	$70.9	$74.1

Condensed consolidated statements of cash flows(5)

	2005	2004	2003
CASH PROVIDED BY (USED IN)
Operating activities
Net income	$169.1	$156.2	$50.2

Items not affecting cash
Depreciation of property and equipment	68.0	107.1	64.8
Amortization of intangible assets	2.5	3.1	2.7
Loss from equity investments and other	—	0.6	6.9
Deferred income taxes	9.1	4.8	(25.5)
Unrealized foreign exchange gain	(6.8)	(20.0)	—
Non-controlling interest	—	(3.5)	—
Gain on sales of investments and hotel assets	(105.8)	(143.7)	—
Other	21.3	7.5	(10.8)
Distributions from investments	8.1	4.9	6.7
Changes in non-hotel real estate	16.7	1.6	11.6
Changes in non-cash working capital items	54.6	(17.6)	2.3

	236.8	101.0	108.9

Investing activities
Additions to property and equipment	(71.5)	(85.3)	(87.2)
Proceeds from sale of property and equipment	8.8	—	—
Acquisitions, net of cash acquired	—	—	6.0
Investments in partnerships and corporations	(11.2)	(34.6)	(1.6)
Sales of investments and hotel assets	248.6	422.3	—
Issuance of loans receivable	(33.5)	(7.0)	(50.3)
Collection of loans receivable	—	15.5	7.2
Acquisitions of intangible assets	(32.3)	(3.2)	—
Other	—	(13.1)	—

	108.9	294.6	(125.9)

Financing activities
Issuance of long-term debt	179.5	145.7	181.7
Repayment of long-term debt	(200.9)	(398.6)	(423.9)
Proceeds from exercise of stock options	6.6	2.9	1.0
Repurchase of common shares	(141.2)	(84.5)	(16.8)
Issuance of convertible debentures	—	—	262.5
Dividends	(9.1)	(6.4)	(4.8)
Other	—	(3.8)	—

	(165.1)	(344.7)	(0.3)

Effect of exchange rate changes on cash and cash equivalents	(0.5)	1.9	—

Cash position
Increase (decrease) in cash and cash equivalents	180.1	52.8	(17.3)
Cash and cash equivalents — Beginning of year	99.1	31.7	49.0
Cash and cash equivalents — Beginning of year on consolidation of Legacy(5)	—	14.6	—

Cash and cash equivalents — End of year	$279.2	$99.1	$31.7

(1)    Pension accounting

        In January 2000, the Company prospectively changed its Canadian GAAP accounting policy for defined benefit pension plans. As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized into income over 11 years, the expected average remaining service life of the employees covered by these plans. Under U.S. GAAP, there was no change in accounting policy and, hence, there is no net transitional asset to be amortized. As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

        Under Canadian GAAP, a valuation allowance has been provided for on certain pension assets in 2004 and 2003, whereas under U.S. GAAP, no valuation allowance has been provided.

        Under U.S. GAAP, the Company is required to record a minimum pension liability, representing the unfunded accumulated benefit obligation. Accordingly, included in both accrued liabilities and other assets under U.S. GAAP is an additional amount, which cannot be recorded under Canadian GAAP.

(2)    Post-employment benefits

        Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-employment benefits, under Canadian GAAP, the Company amortizes actuarial gains and losses over the average employee service life when such gains and losses exceed 10% of the plan obligation. Under Financial Accounting Standards Board ("FASB") Statement No. 112, "Employers' Accounting for Post-employment Benefits," such gains and losses are included immediately in income.

(3)    Stock-based compensation

        Under the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FAS 44"), compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. In a prior year, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

        Under Canadian GAAP, effective January 1, 2003, the Company prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward. Under U.S. GAAP, the Company follows the intrinsic value method of Opinion No. 25 of the Accounting Principles Board. No stock-based compensation cost is reflected in net income under U.S. GAAP as all options granted to employees under these plans have an exercise price equal to the fair value of the underlying common stock on the date of grant.

        If the methodology prescribed by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), had been adopted, pro forma results for the year ended December 31 would have been as follows:

	2005	2004	2003
U.S. GAAP net income, as reported	$169.1	$156.2	$50.2
Increase in stock-based compensation if FAS 123 had been adopted	2.6	4.1	5.0

Adjusted net earnings	$166.5	$152.1	$45.2

U.S. GAAP basic earnings per common share
As reported	$2.28	$1.99	$0.63
Adjusted	$2.24	$1.94	$0.57

U.S. GAAP diluted earnings per common share(8)
As reported	$2.13	$1.89	$0.63
Adjusted	$2.10	$1.84	$0.57

        The weighted average fair value of common share options granted in 2005 at the time of grant was Cdn10.84 (2004 — Cdn$7.52; 2003 — Cdn$10.12). The fair value of common share options granted is estimated at the grant date using the Black-Scholes Option Pricing Model with the assumptions disclosed in note 14. Pro forma stock-based compensation expense for a particular year is not necessarily indicative of expenses to be incurred in future years.

        On January 1, 2006, the Company will adopt FAS 123 (R) which will result in the fair value of stock options being expensed.

(4)    Convertible senior notes

        Under Canadian GAAP, obligations relating to the convertible senior notes have been allocated between debt and equity elements and classified separately on the consolidated balance sheets. The amount recorded in debt will increase by accretion to the face value of the debt over a five-year period.

        Under U.S. GAAP, the entire principal amount of the notes was recorded as long-term debt upon inception and therefore, accretion of the long-term debt is not required.

(5)    Variable interest entities

        In January 2003, the FASB issued Financial Interpretation ("FIN") 46, "Consolidation of Variable Interest Entities ("VIEs"), in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 was effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R. The CICA has issued a standard similar to FIN 46, that was effective for FHR on January 1, 2005.

        Commencing January 1, 2004, for U.S. GAAP purposes, the Company was required to consolidate the accounts of all VIEs for which it is the primary beneficiary, as required by FIN 46R. For Canadian GAAP purposes the Company adopted provisions similar to FIN 46R commencing January 1, 2005. As a result, effective January 1, 2004, the Company commenced consolidating the accounts of Legacy for U.S. GAAP purposes.

        The Company also reviewed its other management agreements related to hotels that the Company has no other investments in and concluded that such arrangements were not variable interests since the Company is paid commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate arrangements. The consolidation of Legacy commencing January 1, 2004 had no effect on the Company's consolidated net income or shareholders' equity.

        On September 13, 2004, FHR sold 12,000,000 units in Legacy reducing its ownership interest to approximately 23.7%. After this disposition of units, FHR is no longer the primary beneficiary of Legacy. The Company's U.S. GAAP results of operations include the consolidated results of Legacy from January 1, 2004 to September 13, 2004, after which Legacy is being accounted for under the equity method.

(6)    Comprehensive income

        U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP has issued similar guidance effective for fiscal periods beginning on or after October 1, 2006. Other comprehensive income includes foreign currency translation adjustments and minimum pension liability adjustments.

(7)    Long-term advances and long-term debt

        FHR and Legacy have entered into reciprocal loan agreements, which, under Canadian GAAP, meet all the requirements for a right of offset. Under Canadian GAAP, these loans have been presented on a net basis in the consolidated balance sheets. Under U.S. GAAP, these loans do not qualify for offsetting and are presented separately on the consolidated balance sheets.

(8)    Diluted earnings per common share

        Diluted earnings per common share is calculated as follows:

	2005	2004	2003
U.S. GAAP net income, as reported	$169.1	$156.2	$50.2
Interest expense adjustment	6.7	6.7	0.6

Adjusted net earnings	$175.8	$162.9	$50.8

Diluted common shares	82.5	86.4	80.6

U.S. GAAP diluted earnings per common share	$2.13	$1.89	$0.63

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S RESPONSIBILITY
AUDITORS' REPORT
COMMENTS BY AUDITORS ON CANADA - UNITED STATES REPORTING DIFFERENCES
FAIRMONT HOTELS & RESORTS INC
FAIRMONT HOTELS & RESORTS INC
FAIRMONT HOTELS & RESORTS INC
FAIRMONT HOTELS & RESORTS INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS